Filed Pursuant to Rule 424(b)(3)

Registration No. 333-253295

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 2 DATED NOVEMBER 19, 2021

TO THE PROSPECTUS DATED NOVEMBER 1, 2021

We are providing this Supplement No. 2 to you in order to supplement our prospectus dated November 1, 2021 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

•	to disclose the adjusted per share public offering price for each class of our shares;
•	to disclose information about our distributions;
•	to disclose the Company’s net asset value for the month ended October 31, 2021; and
•	to disclose certain return information for all outstanding classes of shares.

Public Offering Price Adjustment

On November 18, 2021, the Board approved the new per share public offering price for each share class in this offering. The new public offering prices will be effective as of November 26, 2021 and will be used for the Company’s next monthly closing for subscriptions on November 30, 2021. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in this offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share as of October 31, 2021.

The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in this offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$33.75	$32.16	$30.30	$31.27
Selling Commissions, Per Share	$2.03	$0.96
Dealer Manager Fees, Per Share	$0.84	$0.57

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

The following table supplements the section entitled “Distribution Policy” which begins on page 51 of this Prospectus. On November 18, 2021, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

Distribution	Distribution		Declared Distribution Per Share for Each Share Class
Record Date	Payment Date	Class FA	Class A	Class T	Class D	Class I	Class S
December 29, 2021	January 10, 2022	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167

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Determination of Net Asset Value for Outstanding Shares for the month ended October 31, 2021

On November 18, 2021, the Board has determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under “Determination of Net Asset Value” in this Prospectus. This table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, Class I, and Class S shares as of October 31, 2021:

Month Ended October 31, 2021	Class FA	Class A	Class T	Class D	Class I	Class S	Total
Net Asset Value	$148,366,529	$43,740,965	$48,126,673	$30,065,461	$151,043,035	$57,945,191	$479,287,854
Number of Outstanding Shares	4,560,900	1,416,359	1,571,059	992,419	4,830,865	1,770,386	15,141,988
Net Asset Value, Per Share	$32.53	$30.88	$30.63	$30.30	$31.27	$32.73
Net Asset Value, Per Share Prior Month	$32.44	$30.80	$30.65	$30.27	$31.18	$32.64
Increase/(Decrease) in Net Asset Value, Per Share from Prior Month	$0.09	$0.08	$(0.02)	$0.03	$0.09	$0.09

The increase in the Company’s net asset value per share for each applicable share class for the month ended October 31, 2021 was primarily driven by the increase in the fair value of five out of nine of the Company’s portfolio company investments. The fair value of two of the Company’s portfolio company investments decreased and two did not change. The decrease in net asset value per share for Class T shares was driven primarily by an increase in class specific expenses which were partially offset by a net increase in the fair value of the Company’s portfolio company investments.

Return Information

The following table illustrates year-to-date (“YTD”), trailing 12 months (“1-Year Return”), 3-Year Return, 3-Year Average Annual Return (“AAR”), and cumulative total returns through October 31, 2021, with and without upfront sales load, as applicable:

	YTD Return(1)	1-Year Return(2)	3-Year Return(3)	3-Year AAR(3)	Cumulative Total Return(4)	Cumulative Return Period
Class FA (no sales load)	12.0%	15.5%	39.7%	13.2%	52.4%	February 7, 2018 - October 31, 2021
Class FA (with sales load)	4.7%	8.0%	30.7%	10.2%	42.5%	February 7, 2018 - October 31, 2021
Class A (no sales load)	11.1%	14.5%	34.6%	11.5%	45.3%	April 10, 2018 - October 31, 2021
Class A (with sales load)	1.7%	4.7%	23.1%	7.7%	33.0%	April 10, 2018 - October 31, 2021
Class I	11.3%	14.7%	35.7%	11.9%	46.8%	April 10, 2018 - October 31, 2021
Class T (no sales load)	9.8%	12.8%	29.5%	9.8%	37.9%	May 25, 2018 - October 31, 2021
Class T (with sales load)	4.6%	7.5%	23.4%	7.8%	31.4%	May 25, 2018 - October 31, 2021
Class D	10.7%	13.9%	31.2%	10.4%	37.8%	June 26, 2018 - October 31, 2021
Class S (no sales load)	12.4%	16.0%	N/A	N/A	26.8%	October 31, 2020 - October 31, 2021
Class S (with sales load)	8.5%	12.0%	N/A	N/A	22.4%	October 31, 2020 - October 31, 2021

(1) For the period from January 1, 2021 to October 31, 2021.

(2) For the period from November 1, 2020 to October 31, 2021.

(3) For the period from November 1, 2018 to October 31, 2021. The AAR adds the annual return for each of the last three years together and divides the sum by three.

(4) For the period from the date the first share was issued for each respective share class to October 31, 2021.

Total return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. Amounts are not annualized. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. For details regarding applicable sales load, please see the “Plan of Distribution” section in the Company’s Prospectus. Class I and D have no upfront sales load.

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For the year to date period ended October 31, 2021, sources of declared distributions on a GAAP basis were as follows:

	Ten Months Ended October 31, 2021
	Amount	% of Total Distributions Declared
Net investment income[1]	$6,956,821	56.2%
Distributions in excess of net investment income[2]	5,431,624	43.8%
Total distributions declared	$12,388,445	100.0%

Cash distributions net of distributions reinvested during the periods presented were funded from the following sources:

	Ten Months Ended October 31, 2021
	Amount	% of Cash Distributions Net of Distributions Reinvested
Net investment income before expense support (reimbursement)	$7,602,035	85.0%
Expense support (reimbursement)	(645,214)	(7.2)
Net investment income	6,956,821	77.8%
Cash distributions net of distributions reinvested in excess of net investment income[2]	1,988,999	22.2%
Cash distributions net of distributions reinvested[3]	$8,945,820	100.0%

[1]	Net investment income includes expense support reimbursement, net due to the Manager and Sub-Manager of $645,214 for the ten months ended October 31, 2021.
[2]	Consists of distributions made from offering proceeds for the periods presented.
[3]	For the ten months ended October 31, 2021, excludes $3,442,625 of distributions reinvested pursuant to our distribution reinvestment plan.

For the years ended December 31, 2020, 2019 and 2018, distributions were paid from multiple sources and these sources included net investment income before expense support of 42.3%, 61.7% and 85.2%, reimbursable expense support of 33.2%, 23.5% and 11.1%, and offering proceeds of 24.5%, 14.8% and 3.7%, respectively. For additional information regarding sources of distributions, please see the annual and quarterly reports the Company files with the Securities and Exchange Commission. The Company may be required to repay expense support to the Manager and Sub-Manager in future periods which may reduce future income available for distributions. As of the date of this current report, management believes that reimbursement of expense support is not probable under the terms of the Expense Support and Conditional Reimbursement Agreement.  We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650. The calculation of the Company’s net asset value is a calculation of fair value of the Company’s assets less the Company’s outstanding liabilities. For a discussion of how the fair values of the Company’s investments have been impacted by the COVID-19 pandemic, please see “Factors Impacting Our Operating Results – COVID-19” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” excerpted from the Company’s quarterly report on Form 10-Q for the three months ended September 30, 2021 and included in this supplement. Please also see “Risk Factors” related to COVID-19 included in this supplement.

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